August 28, 2008

Michelle Roberts, Esq.

Counsel

Securities and Exchange Commission

450 5th Street, N.W.

Washington, DC 20549

Re:	Response to Comments on Rule 485(a) filings
The Guardian Separate Account R (File No. 333-109483)
The Guardian Separate Account Q (File No. 333-87468)

Dear Ms. Roberts:

Thank you for the comments that you provided on August 25. I will respond to those comments below in the order that I received them.

1.	On page 3 of the prospectus, under the bullet entitled “Guaranteed minimum withdrawal benefit rider expense,” delete the last sentence and add a sentence detailing the actual maximum expense range for this rider.

In the Rule 485(b) post-effective amendment that will be filed on or before September 8, 2008, the last sentence of this paragraph will be deleted and replaced with the following: “The maximum expense range for these riders is 1.00% to 4.00%, depending on the rider chosen.”

2.	State all material contract variations in the appropriate section of the prospectus.

In the Rule 485(b) post-effective amendment, we will add disclosure regarding all material contract variations to the following sections: Annuity Payout Options, Free-Look Period and Inactive Contract.

3.	On page 5 of the prospectus, consider reformatting the fee table for the “Lifetime Focus Guaranteed Minimum Withdrawal Benefit Rider Fee” and the “Guaranteed Lifetime Withdrawal Benefit Rider Fee” to be less repetitive and more clearly presented.

In the Rule 485(b) post-effective amendment, these charts will be reformatted to remove repetitive language and to present the charges more clearly.

4.	On page 10 of the prospectus, in the first paragraph under the section entitled “How We Allocate Your Premium Payments,” change the reference using “business day” to “valuation date.” Also, make sure the first sentence in the second paragraph complies with Rule 22c-1.

In the Rule 485(b) post-effective amendment, the reference to “business day” will be changed to “valuation date.” Also, the first sentence in the second paragraph will be

Securities and Exchange Commission

August 27, 2008

deleted and replaced with the following: “If we receive your payment after the close of a valuation date, that payment will be valued as of the close of the next valuation date.”

5.	On page 21 of the prospectus in the fourth paragraph under “Transfers,” consider deleting the last sentence of that paragraph.

The last sentence of that paragraph, “Your telephone transfer instructions will be considered received before 4:00 p.m. if the telephone call is completed no later than 4:00 p.m.” will be deleted from the Rule 485(b) post-effective amendment.

6.	On page 58 of the prospectus, add footnote disclosure to the example after the “5%” in the sentence reading “The new LWA is the GWB immediately after the withdrawal times 5%,” that the 5% is explained later in the prospectus.

The Rule 485(b) post-effective amendment will contain a footnote on page 58 that explains as follows: “This 5% is the lifetime withdrawal percentage that is used in the calculation of your LWA. For more information about how your LWA is calculated, please see page 60 below.”

7.	On page 69 of the prospectus, add footnote disclosure to the example after the “6%” in the sentence reading, “The new GWA is the GWB immediately after the withdrawal times 6%,” noting that the 6% is explained later in of the prospectus.

The Rule 485(b) post-effective amendment will contain a footnote on page 69 that explains as follows: “This 6% is the lifetime withdrawal percentage that is used in the calculation of your GWA. For more information about how your GWA is calculated, please see page 72 below.”

8.	On page 70 of the prospectus, in the first full sentence, change “LWA” to “GWA.”

This change will be made in the Rule 485(b) post-effective amendment.

I trust that this correspondence is responsive to the comments I received from you on August 25. Once I receive confirmation of that fact, I will make a Rule 485(b) post-effective amendment filing incorporating these changes as well as financial information and minor editorial and stylistic changes.

Thank you again for your kind and timely consideration. Please contact me at 212-598-7177 if I can provide you with anything further.

Very truly yours,

Stephanie Susens

Senior Counsel

SS/md